Exhibit 99.1

POMDOCTOR LIMITED Announces Receipt of Nasdaq Staff Delisting Determination

GUANGZHOU, China, October 9, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (Nasdaq: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today announced that it received a staff determination letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on October 6, 2026.

The Letter notified the Company that the closing bid price of the Company’s American depositary shares (the “ADSs”) had been below $1.00 per share for 30 consecutive business days, from August 24, 2026 through October 5, 2026. As a result, the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

Ordinarily, a Nasdaq-listed company would be afforded a 180-calendar-day period to regain compliance with the Minimum Bid Price Requirement. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), a company is not eligible for such a compliance period if it has effected a reverse stock split during the prior one-year period. Because the Company effected a 1-for-18 reverse stock split on June 22, 2026, within the prior one-year period, the Company is not eligible for a compliance period and the Staff issued the delisting determination.

Accordingly, the Staff determined to delist the Company’s securities from The Nasdaq Global Market. Unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s determination, the Company’s securities will be suspended from trading at the opening of business on October 15, 2026, and Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq.

The Company intends to timely request a hearing before the Panel to appeal the Staff’s determination and to present a plan to regain compliance with the Minimum Bid Price Requirement. The deadline for the Company to request a hearing is October 13, 2026. A timely hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Accordingly, the suspension of the Company’s securities and the filing of the Form 25-NSE will be stayed while the appeal remains pending.

The Company is evaluating the alternatives available to it to regain compliance with Nasdaq’s continued listing requirements. However, there can be no assurance that the Panel will grant the Company an extension of time to regain compliance, that the Company will regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq continued listing requirement, or that the Company’s appeal will be successful.

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (Nasdaq: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, without limitation, statements concerning the Company’s intention to request a hearing before the Panel, the anticipated effect of a timely hearing request, the Company’s appeal of the Staff’s determination, the Company’s plan and ability to regain and maintain compliance with Nasdaq’s continued listing requirements, the Panel’s consideration of the Company’s appeal and compliance plan, and the continued listing of the Company’s securities on Nasdaq.

Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially include, among others, the Panel’s determination regarding the Company’s appeal, the Company’s ability to regain and maintain compliance with the Minimum Bid Price Requirement and other Nasdaq continued listing requirements, fluctuations in the market price of the Company’s ADSs, and the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this press release, except as required by applicable law.

Investor Relations Contact

POMDOCTOR LIMITED

Investor Relations Department

Email: ir@7lk.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com